

February 17, 2011

Via U.S. Mail and Facsimile
Mr. Pu Yue
Chief Executive Officer
China Cablecom Holdings, Ltd.
Suite 4612, Tower 1
Plaza 66
No.1266 Nanjing West Road
Shanghai, 200040
People's Republic of China

> **Re: China Cablecom Holdings, Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed July 1, 2010**
> **File No. 001-34136**

Dear Mr. Pu Yue:

We have reviewed your supplemental response letters dated January 14, 2011 and January 28, 2011 as well as your filing. Except where indicated, please amend your filing in response to our comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Information on the Company, page 19

C. Organizational Structure, page 31

PRC Corporate Structure, page 31

1. We note your response to prior comment 12 from our letter dated December 6, 2010.
   - Please explain how you intend to list Pu Yue and Liang Yuejing as "Trustees 1" in the box designating same. We do not see the change to the organizational chart.
   - We note your disclosure that "China Cablecom does not have an equity interest in JYNT, but instead enjoys the economic benefits derived from JYNT through a series

of contractual arrangements. JYNT is owned 95% by Pu Yue , China Cablecom's Chief Executive Officer and 5% by Liang Yuejing, his spouse." Please expand this disclosure to explain that Pu Yue and Liang Yuejing are "nominee shareholders" on behalf of China Cablecom Co. Ltd. (Hong Kong) and thereby hold the shares subject to the terms of a trustee arrangement, loan agreement, equity option purchase agreement and an equity pledge agreement as well as "other related documents" and explain the material terms of same.

- Disclose the state of registration of all of these agreements, including with which PRC governmental authority each agreement, including, but not limited to the trustee arrangement, loan agreement, equity option purchase agreement and other relevant documents are required to be registered, are registered and are in the process of being registered. We note our prior comment 14, below, regarding the equity pledge agreement.

- Your disclosure should be clear that pursuant to the terms of the Trustee Agreement, Pu Yue and Liang Yue accept and follow all instructions for JYNT corporate voting and action by China Cablecom Co. Ltd. (Hong Kong).

- Further, please add disclosure explaining the ways China Cablecom "enjoys the economic benefits" referenced herein.

2. We note your response to prior comment 14 from our letter dated December 6, 2010.
   - Please expand this disclosure to detail the steps the company has taken in its process of registering the pledges with the competent local branch of the SAIC in order to validate the pledge.
   - Please explain how you characterize these pledges as "already effective," when it appears that the PRC Property Rights Law may not consider them to be enforceable until they are registered with the SAIC branches.

3. Disclose the steps you have taken pursuant to which you believe that these pledges are "already effective."

4. We note your response to prior comment 15 and reissue the comment, with respect to the comment above. Please include a risk factor, if true, that if Mr. Pu Yue or his wife, Liang Yuejing, as shareholders of JYNT, breach their obligations under the contractual arrangements, you may be unable to successfully enforce the pledges. You should include risk factor disclosure, as applicable, that all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures and that the legal environment in the PRC is not as developed as in certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit your ability to enforce these contractual arrangements, which may make it difficult to exert effective control over your JYNT.

5. We note your response to prior comment 16 in our letter dated December 6, 2010 and reissue our comment, noting our concern above, to include risk factor disclosure, if true,

that any failure by JYNT or its shareholders to perform their obligations under your contractual arrangements with them may have a material adverse effect on your business. You should include any relevant discussion that they may fail to take certain actions required for your business or follow your instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with you, you may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective.

Item 15. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 67

6. In your response to prior comment 23 from our letter dated December 6, 2010, you state that several people are involved in the conversion of your books from Chinese GAAP to US GAAP. A junior accountant drafts the adjustments which are then reviewed by a more senior person in connection with the controller. Finally, your senior-level management such as your CFO reviews the adjustments. For each of these persons, please tell us:
    a. what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
    b. what relevant education and ongoing training he or she has had relating to U.S. GAAP;
    c. the nature of his or her contractual or other relationship to you;
    d. whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    e. about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

7. We also note from your response to prior comment 23 that Mr. Tong has some knowledge of US GAAP; however, we remain unclear regarding the extent of this knowledge.
    a. Please tell us if Mr. Tong has attended any US institutions or educational programs that have provided a comprehensive education in US GAAP.
    b. Please provide more specific details of Mr. Tong's audit experience. Describe for us the nature of each of the audit engagements of US GAAP financial statements referenced in your response. With respect to each of these engagements, please explain the nature of the specific work he performed, the approximate number of hours he spent on it, whether he was directly involved in US GAAP issues and if so provide details of these issues.
    c. Explain what in Mr. Tong's background, either experience or education, enabled him to lecture on US GAAP accounting topics.

8. We note your response to prior comment 26 from our letter dated December 6, 2010. In light of the significance of the goodwill balance and going concern opinion, please

disclose the percentage by which fair value exceeded carrying value as of the most recent step-one test for each reporting unit for each reporting period.

Otherwise disclose, if true, that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Note 14. Note Payable – Non-controlling Interest, page F-25

9. We note your response to prior comment 27 from our letter dated December 6, 2010. In light of the significance of the Binzhou SOE and Hubei SOE notes payable, please provide a description in the notes of any arrangements that result in Company's guarantee, pledge of assets or stock, etc. that provides security for the SOE debt. Furthermore, in the Operating and Financial Review and Prospects please discuss any material impact of your servicing of SOE debt on your own liquidity.

10. It appears from your disclosure that the note payable to Hubei SOE is payable on demand. Please explain to us your basis for classifying approximately $45.6 million of the note payable balance as a long-term liability on your balance sheet. Include in your response references to any US GAAP literature that you have relied upon as support for your policy.

Note 20. Stockholders' Equity, page F-29

11. We note your response to prior comment 28 from our letter dated December 6, 2010. Please disclose the terms of the Series A and B convertible preferred shares, similar to what was provided in this response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director